AR/S

IEC electronics corp.

P.E. 9/30/03

04000788

IEC Electronics Corp.

2003

Annual Report

www.iec-electronics.com

Business

IEC Electronics Corp. provides complex electronics manufacturing services to original equipment manufacturers (OEM's). Our customers are in a wide variety of industries including fuel cells, power supplies, satellite communications, telecom networking platforms for internet, voice and video transmission, manufacturing test equipment, automobile diagnostics and industrial controls.

IEC specializes in complex and challenging electronics manufacturing. Our capabilities include high-tech services such as automatic optical inspection, real-time x-ray, environmental stress screening, ceramic and plastic BGA SMT placement, and board assembly up to 21 inches wide, with component placement as small as 0.020 inches by 0.010 inches.

Our broad-based manufacturing services, featuring leading-edge design and assembly technology, provide our customers with innovative end-to-end solutions. IEC's full spectrum of services are available on a turnkey or consignment basis and include: product design, prototype development, printed circuit board assembly, supply chain management, material procurement and control, manufacturing and test engineering support, statistical quality assurance and complete resource management.

IEC operates a 300,000 square foot manufacturing facility in Newark, New York. Our 10,000 square foot Technology Center is located within the Newark manufacturing facility. It specializes in new product introduction (NPI) services including design engineering, dedicated production lines for prototype assembly and an Advanced Materials Technology Laboratory for process analysis.

In fiscal 2003, IEC's Quality Management System was successfully registered to ISO-9001:2000 standards. We also intensified our research into lead-free manufacturing solders, MEMs, 0201 placement, conformal coating, BGA reballing and embedded passives.

Chairman's Letter

To Our Shareholders,

In the simplest terms possible, we had a good year. At this time last year, we were in the midst of our refinancing effort. We had a lending group whose vigorous collection efforts were steadily pushing us toward bankruptcy. Despite these pressures, we succeeded in obtaining the much needed refinancing by convincing prospective lenders that the Company had a viable path toward profitability.

Each quarter of this year was a measured step forward with the results being we were profitable every quarter, reduced our debt, and improved our future sales prospects. As mentioned in last year's letter, we learned to aggressively manage cash. That has continued. Our inventory turns rival the best in the entire industry and our accounts receivable collections (DSO) continue to be very strong. Our suppliers continue to support us, and they have been most cooperative in restoring normal credit terms. As a result, since our refinancing on January 15th, our long-term obligations have been reduced from $5.5 million to $2.6 million.

In the year prior to 2003, we did not add a single new customer and had only one manufacturing representative supporting the Company. Our sales efforts had come to a stand still. As we exit 2003, we have added a number of new customers, won a number of new projects from existing customers and now have eight manufacturing representatives supporting the Company, and are steadily increasing the number. Those are not large numbers, however from where we were it is a substantial improvement. We are not where we want to be; however we are focused and directed toward achieving our vision, to rebuild the Company to over $100 million in sales. We expect that to be driven mostly by organic growth and if opportunities present themselves, by acquisition. Reestablishing our sales network is a critical first step to bringing the Company back to the appropriate level.

However, the year has not been without challenges. As discussed in our quarterly announcements, Motorola chose to integrate the products we were manufacturing for them into their facilities. As mentioned above, our replacement efforts have been moving forward, and as long as we continue to deleverage our balance sheet, steadily gain new customers and continue to generate positive cash flow from operations, we are confident we will meet our objectives.

For the third year in a row the contract manufacturing industry continued to shrink. It is currently showing a modest rebound, yet it is not clear whether this will be a sustained rebound. Not withstanding the upbeat tone in the press, the majority of our customers from a cross section of industries are still ordering for immediate needs and are reluctant to build an inventory position. They too have learned some painful lessons. As a result we are cautious about the prospects for this year.

As you can see from reading our proxy statement, our compensation plan is modest. Our managers and Directors are working hard and are rewarded when they create shareholder value. We at IEC want to thank you for all your support and the positive comments we have received over the course of the year. During the coming year the team will continue its efforts to maintain your support.

W. Barry Gilbert
Chairman
IEC Electronics Corp.

MANAGEMENT'S DISCUSSION OF OPERATIONS

The information in this Management's Discussion & Analysis should be read in conjunction with the accompanying consolidated financial statements, the related Notes to Financial Statements and the Five-Year Summary of Financial Data. Forward-looking statements in this Management's Discussion and Analysis are qualified by the cautionary statement preceding Item 1 in our Form 10-K for the fiscal year ended September 30, 2003.

Overview

We had a successful year in fiscal 2003 as we completed our restructuring and returned to profitability. We were profitable during each quarter of 2003. Long term debt has been reduced by $2.6 million since our January 14, 2003 refinancing. We took a number of important steps in 2003, including a continued emphasis on business development. During the year, we were able to add five new manufacturer's representative organizations, several new customers and win new business from existing customers.

Analysis of Operations

Sales
(dollars in millions)

For Year Ended September 30,	2003	2002	% Change	2001	% Change
Net sales	$48.2	$39.4	22.3%	$114.8	(66)%

The increase in fiscal 2003 net sales compared to fiscal 2002 was primarily due to increased demand from our major customers.

The decrease in fiscal 2002 net sales compared to fiscal year 2001 was primarily due to the loss of 4 major customers and the significant downturn in the telecommunications and industrial sectors of the U.S. economy.

Gross Profit and Selling and Administrative Expenses

(as a % of Net Sales)

For Year Ended September 30,	2003	2002	2001
Gross profit	10.2%	5.8%	2.6%
Selling and administrative expenses	6.1%	10.7%	6.1%

Gross profit as a percentage of sales was 10.2% in fiscal 2003 as compared to 5.8% in fiscal 2002. The increase of more than 4 percentage points was primarily attributable to our concerted efforts to reduce manufacturing overhead.

Gross profit as a percentage of sales was 5.8% in fiscal 2002 as compared to 2.6% in fiscal 2001. The increase of more than 3 percentage points was primarily attributable to the sale of fully reserved inventory to Acterna Corporation for $1.1 million as part of an out of court settlement. In addition, the 2001 amount was considerably lower due to the charge against inventory and receivables.

Selling and administrative expenses as a percentage of sales decreased to 6.1% in fiscal 2003 compared to 10.7% in fiscal 2002. The decrease is primarily due to a decrease in the number of employees.

Selling and administrative expenses as a percentage of sales increased to 10.7% in fiscal 2002 compared to 6.1% in fiscal 2001 as certain costs remained fixed with a significantly lower sales volume.

MANAGEMENT'S DISCUSSION OF OPERATIONS

Other Income and Expense
(dollars in millions)

For Year Ended September 30,	2003	2002	2001
Interest and financing expense	$0.6	$0.9	$1.3
Other income	$0.7	$0.2	$ -

Interest and financing expense decreased $0.3 million to $0.6 million in fiscal 2003 from $0.9 million in fiscal 2002. This is primarily due to debt reduction that was achieved due to favorable cash flow from operations. Interest and finance expense decreased $0.4 million to $0.9 million from $1.3 million in fiscal 2001. This was also due to debt reduction.

We had other income of $0.7 million in fiscal 2003. $0.6 million was related to negotiated forgiveness of accounts payable owed to various creditors and $0.1 million was related to the sale of our Alabama facility.

Other income of $0.2 million in fiscal 2002 is composed of interest income received from Acterna Corporation as part of an out of court settlement.

Income Taxes
(as a % of income (loss) before income taxes)

For Year Ended September 30,	2003	2002	2001
Effective tax rate	(12.1)%	-%	(0.1)%

We recorded a $260,000 tax benefit during fiscal 2003. This is due to a $250,000 adjustment against valuation allowances that had been established against our net deferred tax assets and $10,000 from the utilization of a state net operating loss carryforward. We continue to maintain a large valuation allowance against our net deferred tax assets including the net operating loss carryforward.

In fiscal 2001, we recorded an income tax benefit from the receipt of a prior year state refund in the amount of $95,000.

Restructuring Charge (Benefit)
(dollars in millions)

For Year Ended September 30,	2003	2002	2001
	($0.1)	$0.2	$ -

During Fiscal 2003, we recorded a benefit from restructuring of $63,000. This was due to certain severance payments accrued in 2002 that will no longer be paid out.

In June 2002, our Board of Directors approved a restructuring and reduction of workforce plan at our Newark, NY facility. In connection with this restructuring, we recorded a $448,000 charge to earnings in fiscal 2002 relating primarily to severance. Offsetting this charge was a $240,000 reduction in a reserve previously recorded for our Arab, Alabama facility that was no longer needed due to the sale of the facility in October 2002.

Asset Impairment Writedown

In assessing and measuring the impairment of long-lived assets, we apply the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed

Of". This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used was measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.

During the fourth quarter of 2001, certain fixed assets and intangible assets were identified as impaired. As a result of the overall softening of the electronics manufacturing services industry and a change in our business strategy, we did not believe that their future cash flows supported the carrying value of the long-lived assets and goodwill. The current market values were compared to the net book value of the related long-lived assets with the difference representing the amount of the impairment loss. The effect of this impairment recognition totaled approximately $12.6 million, of which $9.6 million represented a writeoff of goodwill and $3.0 million represented a writedown of property, plant and equipment.

During August 1998, we initiated a plan to dispose of our Arab, Alabama facility. In conjunction with this decision, the asset was written down to its estimated recoverable sales value, net of commissions. The effect of this impairment recognition totaled approximately $900,000 for fiscal 2002. The facility was sold in October 2002 for $600,000.

During April 2001, we initiated a plan to dispose of our Edinburg, Texas facility. In conjunction with this decision, the asset was written down to its estimated recoverable sales value, net of commissions. The effect of this impairment recognition totaled approximately $1.04 million for fiscal 2002 and was reflected in discontinued operations. The facility was sold on February 28, 2003 for $875,000.

Discontinued Operations

On June 18, 2002, we signed an Asset Purchase Agreement to sell substantially all of the assets of IEC-Mexico to Electronic Product Integration Corporation (EPI) for $730,000 plus payments of an Earn-out Amount. No earn-out amounts were received. Under the terms of a related agreement, IEC and IEC-Mexico were also released of all of their lease obligations to the landlord of the Mexican facility. We recorded an after-tax loss on the sale of the business of approximately $3.1 million in fiscal 2002. The reserve balance at September 30, 2003 was $216,000.

It is anticipated that all remaining charges against the accrual will be made by December 2003.

On February 28, 2003, We sold its Edinburg, Texas facility for $875,000 and completed its restructuring initiative. As a result, we recorded a $184,000 restructuring benefit due to certain facility payments accrued in a prior fiscal year that will no longer be paid out.

Significant Events

A small number of customers are currently responsible for a significant portion of our net sales.

One of these customers has announced its intention to begin manufacturing most of the products it currently purchases from IEC at its own facility. We believe that we will be able to retain a piece of that business.

We have recently added several new customers and have received additional business from existing customers. Furthermore, we expect to add additional customers in the near future.

Liquidity and Capital Resources

As reflected in the Consolidated Statements of Cash Flows for Fiscal 2003, net cash provided by operations was $4.6 million. Of this, $4.1 million was used to reduce IEC's debt.

On January 14, 2003, we completed a new $7,300,000 financing agreement composed of a $5,000,000 Senior Secured Facility (the "Facility"), a $2,200,000 Secured Term Loan (the "Term Loan") and a $100,000 infusion by certain of the IEC directors. The Facility, which has a 3 year maturity, bears interest at the rate of prime plus 2%. It involves a revolving line of credit for up to $3,850,000 based upon advances on eligible accounts receivable and inventory, a term loan of $600,000, secured by machinery and equipment, to be amortized over a 36 month period and a term loan of $550,000 secured by a first mortgage lien against our Edinburg, Texas real estate which was paid in full upon the sale of the facility in February 2003. The Term Loan is secured by a general security agreement, and indirectly by the assignment of a certain promissory note and a first mortgage on the IEC plant in Newark, New York. It is payable with interest at prime plus 1.5% in monthly installments over a period of 3 years. The availability under the revolver was $2.2 million on September 30, 2003.

$0, $467,000, and $1,125,000 were outstanding at September 30, 2003 under the revolving line of credit with Keltic, the term loan with Keltic and the SunTrust loan, respectively.

The financing agreements contain various affirmative and negative covenants including, among others, limitations on the amount available under the revolving line of credit relative to the borrowing base, capital expenditures, fixed charge coverage ratios, and minimum earnings before interest, taxes, depreciation and amortization (EBITDA). We are in compliance with these covenants. In connection with the financing, we entered into agreements with certain of our trade creditors providing for extended payment terms involving an aggregate of approximately $2.0 million of past due balances. In addition, certain trade creditors agreed to discounted payment terms. Such discounts amounted to $0.6 million and were recorded in the first half of fiscal 2003.

Application of Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include revenue recognition, impairment of long-lived assets, accounting for legal contingencies and accounting for income taxes.

We recognize revenue in accordance with Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements." Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

We evaluate our long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We evaluate the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies", requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in IEC's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could materially impact IEC's financial position or its results of operations.

MANAGEMENT'S DISCUSSION OF OPERATIONS

Impact of Inflation

The impact of inflation on our operations has been minimal due to the fact that we ares able to adjust its bids to reflect any inflationary increases in cost.

New Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). We adopted this standard on October 1, 2002. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation will be recognized in the period in which it is incurred. The associated retirement costs will be capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The adoption of SFAS No. 143 did not have a material effect on our financial position, results of operations or cash flows.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business". We adopted this standard as of October 1, 2002 with no material effect on our financial position, results of operations or cash flows.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, Rescission of FASB Statements No. 4, 44,and 64, Amendment of FASB Statement No. 13, and technical Corrections (SFAS No. 145). SFAS No. 145 requires that gains and losses from extinguishment of debt be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion No. 30 ("Opinion No. 30"). Applying the provisions of Opinion No. 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual and infrequent and meet the criteria for classification as an extraordinary item. We adopted this standard as of January 1, 2003 with no material effect on our financial position, results of operations or cash flows.

In June 2002, the Financial Accounting Standards Board issued FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 applies to all exit or disposal activities initiated after December 31, 2002. We adopted this standard as of January 1, 2003 with no material effect on our financial position, results of operations or cash flows.

In November 2002, the EITF reached a consensus on issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 addresses revenue recognition on arrangements encompassing multiple elements that are delivered at different points in time, defining criteria that must be met for elements to be considered to be a separate unit of accounting. If an element is determined to be a separate unit of accounting, the revenue for the element is recognized at the time of delivery. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect that the pronouncement will have a material impact on our financial position, results of operations or cash flows.

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure". SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results and requires these disclosures in interim financial information. IEC continues to account for stock-based employee compensation under APB Opinion 25, but has adopted the new disclosure requirements of SFAS 148 beginning in the second quarter of fiscal 2003.

In January 2003, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No.

MANAGEMENT'S DISCUSSION OF OPERATIONS

46 "Consolidation of Variable Interest Entities." ("FIN 46"). FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to January 31, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. In October 2003 the FASB deferred the effective date for applying the provision of FIN 46 until the first interim or annual period ending after December 15, 2003. We do not expect that the pronouncement will have a material impact on our financial position, results of operations or cash flows.

On April 30, 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on DerivativeInstruments and Hedging Activities" ("SFAS 149"). Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. We do not expect that the pronouncement will have a material impact on our financial position, results of operations or cash flows.

On May 15, 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("Statement 150"). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristic of both liabilities and equity. SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatory redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. We do not expect that the pronouncement will have a material impact on our financial position, results of operations or cash flows.

Quantitative And Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosures about Market Risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of IEC due to adverse changes in financial rates. We are exposed to market risk in the area of interest rates. One exposure is directly related to its Term Loan and Revolving Credit borrowings under the Credit Agreement, due to their variable interest rate pricing. Management believes that interest rate fluctuations will not have a material impact on IEC's results of operations.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information.

IEC's Common Stock began trading on The Over the Counter Bulletin Board ("OTCBB") under the symbol IECE.OB on December 3, 2002. Prior to that, IEC's Common Stock was traded on the Nasdaq Stock Market.

The following table sets forth, for the period stated, the high and low closing sales prices for the Common Stock as reported on The Nasdaq Stock Market or the OTCBB, as applicable.

	Closing Sales Price	
Period	High	Low
October 1, 2001 - December 31, 2001	$ 0.850	$ 0.400
January 1, 2002 - March 31, 2002	$ 0.680	$ 0.360
April 1,2002 - June 30, 2002	$ 0.570	$ 0.110
July 1, 2002 - September 30, 2002	$ 0.160	$ 0.070
October 1, 2002 - December 31, 2002	$ 0.270	$ 0.060
January 1, 2003 - March 31, 2003	$ 0.570	$ 0.070
April 1, 2003 - June 30, 2003	$ 0.980	$ 0.390
July 1, 2003 - September 30, 2003	$ 1.530	$ 0.650

The closing price of IEC's Common Stock on the OTCBB on November 19, 2003, was $1.79 per share.

(b) Holders.

As of November 19, 2003, there were approximately 158 holders of record of IEC's Common Stock.

(c) Dividends.

IEC has never paid dividends on its Common Stock. It is the current policy of the Board of Directors of IEC to retain earnings for use in our business. Certain financial covenants set forth in IEC's current loan agreement prohibit IEC from paying cash dividends. We do not plan to pay cash dividends on our Common Stock in the foreseeable future.

(d) Securities Authorized for Issuance under Equity Compensation Plans.

The following table sets forth information concerning IEC's equity compensation plans as of September 30, 2003.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,310,800	$1.25	242,916
Equity compensation plans not approved by security holders	-	NA	-
Total	1,310,800	$1.25	242,916

CONSOLIDATED STATEMENTS OF OPERATIONS

For The Years Ended September 30, 2003, 2002 and 2001
(in thousands, except per share and share data)

	2003	2002	2001
Net sales	$ 48,201	$ 39,365	$114,771
Cost of sales	43,271	37,068	111,829
Gross profit	4,930	2,297	2,942
Operating expenses			
Selling and administrative expenses	2,919	4,209	7,049
Restructuring (benefit) charge	(63)	214	-
Asset impairment writedown	-	900	12,101
Total operating expenses	2,856	5,323	19,150
Operating income (loss)	2,074	(3,026)	(16,208)
Interest and financing expense	(642)	(932)	(1,331)
Forgiveness of accounts payable	578	-	-
Other income	143	188	5
Net income (loss) before income taxes	2,153	(3,771)	(17,534)
(Benefit from) provision for income taxes	(260)	-	(95)
Income (loss) from continuing operations	2,413	(3,771)	(17,439)
Discontinued operations:			
Income (loss) from operations of IEC-Mexico disposed of (net of income taxes of $0, $56, and $116 in 2003, 2002 and 2001, respectively)	184	(4,069)	(11,833)
Estimated (loss) on disposal of IEC-Mexico (net of income taxes of $0 in 2003, 2002 and 2001)	-	(3,139)	-
	184	(7,208)	(11,833)
Net income (loss)	$ 2,597	$(10,979)	$ (29,272)
Net income (loss) per common and common equivalent share:			
Basic			
Income (loss) from cont. operations	$ 0.31	$ (0.49)	$ (2.28)
Income (loss) from discont. ops.	$ 0.02	$ (0.94)	$ (1.55)
Income (loss) available to common shareholders	$ 0.33	$ (1.43)	$ (3.83)
Diluted			
Income (loss) from cont. operations	$ 0.29	$ (0.49)	$ (2.28)
Income (loss) from discont. ops.	$ 0.02	$ (0.94)	$ (1.55)
Income (loss) available to common shareholders	$ 0.31	$ (1.43)	$ (3.83)
Weighted average number of common and common equivalent shares outstanding:			
Basic	7,898,699	7,691,503	7,650,673
Diluted	8,273,977	7,691,503	7,650,673

The accompanying notes are an integral part of these financial statements

FIVE YEAR SUMMARY

Years Ended September 30,	2003	2002	2001	2000	1999
Income Statement Data					
Net sales	$ 48,201	$ 39,365	$114,771	$146,359	$122,593
Gross profit (loss)	4,930	2,298	2,942	10,339	(4,888)
Operating income (loss)	2,074	(3,026)	(16,208)	2,019	(19,172)
Income (loss) from continuing operations	2,413	(3,771)	(17,439)	2,411	(18,005)
Income (loss from discontinued operations	184	(7,208)	(11,833)	(10,442)	(2,560)
Net income (loss)	2,597	(10,979)	(29,272)	(8,031)	(20,565)
Net income (loss) per common and common equivalent shares:					
Basic					
Income (loss) from continued operations	$ 0.31	$ (0.49)	$ (2.28)	$ 0.32	$ (2.38)
Income (loss) from discontinued operations	$ 0.02	$ (0.94)	$ (1.55)	$ (1.38)	$ (0.34)
Income (loss) available to common shareholders	$ 0.33	$ (1.43)	$ (3.83)	$ (1.06)	$ (2.72)
Diluted					
Income (loss) from continued operations	$ 0.29	$ (0.49)	$ (2.28)	$ 0.32	$ (2.38)
Income (loss) from discontinued operations	$ 0.02	$ (0.94)	$ (1.55)	$ (1.38)	$ (0.34)
Income (loss) available to common shareholders	$ 0.31	$ (1.43)	$ (3.83)	$ (1.06)	$ (2.72)
Weighted average number of common and common equivalent shares outstanding:					
Basic	7,899	7,692	7,651	7,590	7,563
Diluted	8,274	7,692	7,651	7,590	7,563
Balance Sheet Data					
Working (deficiency) capital	$ 1,329	$(3,572)	$ 1,163 (1)	$ 30,860	$ 33,424
Total assets	10,506	15,605	38,127	89,561	93,919
Long-term debt, less current maturities	934	1,268	-	15,266	16,547
Shareholder's equity	3,414	799	11,809	41,008	48,845

(1) All debt is recorded as current for reporting purposes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND SHAREHOLDERS' EQUITY

For The Years Ended September 30, 2003, 2002 And 2001
(in thousands)

	Comprehensive Loss	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders Equity
BALANCE, September 30, 2000		$76	$38,332	$2,611	-	$(11)	$ 41,008
Shares issued under Directors Stock Plan		$1	$86				$87
Net loss	$(29,272)	-	-	$(29,272)	-	-	$(29,272)
Other comprehensive loss, currency translation adjustments	$(14)	-	-	-	$(14)	-	$(14)
Comprehensive loss	$(29,286)						
BALANCE, September 30, 2001		$77	$38,418	$(26,661)	$(14)	$(11)	$11,809
Net Loss	$(10,979)	-	-	$(10,979)	-	-	$(10,979)
Other comprehensive loss, currency translation adjustments	$(31)	-	-	-	$(31)	-	$(31)
Comprehensive loss	$(11,010)						
BALANCE, September 30,2002		$77	$38,418	$(37,640)	$(45)	$(11)	$799
Shares issued under Directors and Employee Stock Plan		$3	$61	-	-	-	$64
Net Income	$2,597	-	-	$2,598	-	-	$2,598
Other comprehensive loss, currency translation adjustments	$(47)	-	-	-	$(47)	-	$(47)
Comprehensive income	$2,550						
BALANCE, September 30, 2003		$80	$38,479	$(35,042)	$(92)	$(11)	$3,414

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For The Years Ended September 30, 2003, 2002 And 2001
(in thousands)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 2,597	$ (10,979)	$(29,272)
Non-cash adjustments:			
(Income) loss from discontinued operations	(184)	4,069	11,833
Loss on sale of discontinued operations	-	3,139	-
Depreciation and amortization	1,457	1,637	4,005
Gain on sale of fixed assets	(50)	(6)	(4)
Goodwill amortization	-	-	324
Issuance of directors fees in stock	8	-	87
Asset impairment writedown	-	900	12,101
Changes in operating assets and liabilities:			
Accounts receivable	1,476	5,634	6,232
Inventories	1,779	3,434	14,511
Deferred income taxes	(250)	-	-
Other current assets	(144)	31	149
Accounts payable	(1,325)	1,469	(4,320)
Accrued expenses	(724)	(1,362)	(649)
Net cash flows from operating activities	4,640	8,092	14,997
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(274)	(190)	(3,120)
Proceeds from sale of property	547	61	20
Utilization of restructuring provision for building/equipment	-	-	(40)
Proceeds from sale of discontinued operations	875	730	-
Net cash flows from investing activities	1,148	601	(3,140)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in drafts payable	(238)	(502)	(639)
Net payments on revolving credit facilities	(4,395)	(4,708)	(1,884)
Proceeds from borrowing	3,500	-	-
Principal payments on long-term debt	(2,781)	(4,278)	(2,105)
Debt issuance costs	(263)	-	-
Common stock issued under financing plan	50	-	-
Proceeds from exercise of stock options	6	-	-
Net cash flows from financing activities	(4,121)	(9,488)	(4,628)
Cash (used in) from discontinued operations	(827)	951	(7,215)
Change in cash and cash equivalents	840	30	14
Effect of exchange rate changes	(47)	(30)	(14)
Cash and cash equivalents, beginning of year	-	-	-
Cash and cash equivalents, end of year	$ 793	$ -	$ -
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 642	$ 1,461	$ 1,860
Income taxes, net of refunds received	$ (10)	$ -	$ (95)
Conversion of accounts payable to long-term payable	$ 760	$ -	$ -
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Conversion of accounts payable to debt	$ 1,187	$ -	$ -

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

September 30, 2003 and 2002
(in thousands)

ASSETS

	2003	2002
CURRENT ASSETS:		
Cash	$ 793	$ -
Accounts receivable	4,004	5,480
Inventories	1,633	3,412
Deferred income taxes	250	-
Other current assets	329	186
Current assets-discontinued operations	121	348
Total current assets	7,130	9,426
FIXED ASSETS:		
Land and land improvements	$ 768	768
Building and improvements	3,995	3,995
Machinery and equipment	46,702	46,501
Furniture and fixtures	5,870	5,850
SUB-TOTAL GROSS PROPERTY	57,335	57,114
LESS ACCUMULATED DEPRECIATION	(54,161)	(52,781)
	3,174	4,333
ASSET HELD FOR SALE	-	497
LONG-TERM ASSETS-DISCONTINUED OPERATIONS	-	809
OTHER NON-CURRENT ASSETS	202	-
	$ 10,506	$15,065
	=====	=====

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES:		
Bank borrowings and current portion of long-term debt	$1,277	$3,128
Accounts payable	2,740	6,250
Accrued payroll and related expenses	794	697
Other accrued expenses	675	1,497
Other current liabilities-discontinued operations	216	1,426
Total current liabilities	5,702	12,988
LONG TERM VENDOR PAYABLE	456	-
LONG TERM DEBT - TOTAL	934	1,268
TOTAL LIABILITIES	7,092	14,266
SHAREHOLDERS' EQUITY:		
Preferred stock, par value $.01 per share Authorized - 500,000 shares; Issued and outstanding - none	-	-
Common stock, par value $.01 per share Authorized - 50,000,000 shares; Issued - 8,021,960 and 7,692,076 shares, respectively	80	77
Treasury stock, 573 shares; at cost	(11)	(11)
Additional paid-in capital	8,479	38,418
Accumulated deficit	(35,042)	(37,640)
Accumulated other comprehensive loss-Cumulative translation adjustments	(92)	(45)
Total shareholders' equity	3,414	799
	$ 10,506	$15,065
	=====	=====

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003, 2002 and 2001

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business

IEC Electronics Corp. ("IEC", the "Company") is an independent electronics manufacturing services ("EMS") provider of complex printed circuit board assemblies and electronic products and systems. The Company is a significant provider of high quality electronics manufacturing services with state-of-the-art manufacturing capabilities and production capacity. Utilizing computer controlled manufacturing and test machinery and equipment, the Company provides manufacturing services employing surface mount technology ("SMT") and pin-through-hole ("PTH") interconnection technologies. As an independent full-service EMS provider, the Company offers its customers a wide range of manufacturing and management services, on either a turnkey or consignment basis, including design, prototype, material procurement and control, manufacturing and test engineering support, statistical quality assurance, complete resource management and distribution. The Company's strategy is to cultivate strong manufacturing relationships with established and emerging original equipment manufacturers ("OEMs").

Consolidation

The consolidated financial statements include the accounts of IEC and its wholly-owned subsidiary, IEC Electronicos de Mexico ("Mexico"), (collectively, "IEC"). Operations in Texas and Mexico were closed in July 2002. All significant intercompany transactions and accounts have been eliminated.

Revenue Recognition

The Company recognizes revenue upon shipment of product for both turnkey and consignment contracts.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The Company's cash and cash equivalents are held and managed by institutions which follow the Company's investment policy. The fair value of the Company's financial instruments approximates carrying amounts due to the relatively short maturities and variable interest rates of the instruments, which approximate current market interest rates.

Long-Lived Assets

The Company evaluates its long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." IEC evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

Previously, the Company applied the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This statement required that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used was measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.

During the fourth quarter of 2001, certain fixed assets and intangible assets were identified as impaired. As a result of the overall softening of the electronics manufacturing services industry and a change in the Company's business strategy, the Company did not believe that their future cash flows supported the carrying value of the long-lived assets and goodwill. The current market values were compared to the net book value of the related long-lived assets with the difference representing the amount of the impairment loss. The effect of this impairment recognition totaled approximately $12.6 million, of which $9.6 million represented a writeoff of goodwill and $3.0 million represented a writedown of property, plant and equipment.

During fiscal year 2002, the company wrote down the value of its Arab, Alabama facility to its estimated recoverable sales value, net of commissions. The effect of this impairment recognition totaled approximately $900,000.

During April 2001, IEC initiated a plan to dispose of its Edinburg, Texas facility. In conjunction with this decision, the asset was written down to its estimated recoverable sales value, net of commissions. The effect of this impairment recognition totaled approximately $1.04 million in fiscal 2002.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value.

Current Assets and Liabilities - The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments.

Debt - The fair value of the Company's debt is estimated based upon the quoted market prices for the same or similar issues which approximates its carrying amount.

Costs in Excess of Net Assets Acquired

Costs in excess of net assets acquired of $14.1 million were being amortized on a straight-line basis over 40 years. Amortization of $324,000 was charged against operations for the year ended September 30, 2001.

The remaining net goodwill in the amount of $9.6 million, related to the Newark operations was written off in fiscal 2001.

Earnings Per Share

Net income (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings per common share is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per common share is calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiary are translated based on the current exchange rate at the end of the period for the balance sheet and weighted-average rate for the period for the statement of operations. Translation adjustments are recorded as a separate component of equity. Transaction gains or losses are included in operations.

Comprehensive Income

Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the statements of comprehensive income (loss) and shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). We adopted this standard on October 1, 2002. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation will be recognized in the period in which it is incurred. The associated retirement costs will be capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The adoption of SFAS No. 143 did not have a material effect on the financial results of the Company.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business". The Company adopted this standard as of October 1, 2002 with no material effect on its financial position, results of operations or cash flows.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 145, Rescission of FASB Statements No. 4, 44,and 64, Amendment of FASB Statement No. 13, and technical corrections (SFAS No. 145). The Company adopted this standard as of January 1, 2003 with no material effect on its financial position, results of operations or cash flows.

MANAGEMENT'S DISCUSSION OF OPERATIONS

In June 2002, the Financial Accounting Standards Board issued FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by SFAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 applies to all exit or disposal activities initiated after December 31, 2002. The Company adopted this standard as of January 1, 2003 with no material effect on its financial position, results of operations or cash flows.

In November 2002, the EITF reached a consensus on issue 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21). EITF 00-21 addresses revenue recognition on arrangements encompassing multiple elements that are delivered at different points in time, defining criteria that must be met for elements to be considered to be a separate unit of accounting. If an element is determined to be a separate unit of accounting, the revenue for the element is recognized at the time of delivery. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position, results of operations or cash flows.

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148 (SFAS 148), "Accounting for Stock Based Compensation - Transition and Disclosure." SFAS148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the previous disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported financial results and requires these disclosures in interim financial information. The Company continues to account for stock-based employee compensation under APB Opinion 25, but has adopted the new disclosure requirements of SFAS 148 beginning in the second quarter of fiscal 2003.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities." (FIN 46). FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to January 31, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. In October 2003 the FASB deferred the effective date for applying the provision of FIN 46 until the first interim or annual period ending after December 15, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position, results of operations or cash flows.

On April 30, 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivativenstruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position, results of operations or cash flows.

On May 15, 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristic of both liabilities and equity. SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatory redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position, results of operations or cash flows.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market. The major classifications of inventories are as follows at period end (in thousands):

	2003	2002
Raw Materials	$ 1,128	$ 2,175
Work-in-process	498	1,214
Finished goods	7	23
	$ 1,633	$ 3,412

3. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost and are depreciated over various estimated useful lives using the straight-line method.

Maintenance and repairs are charged to expense as incurred; renewals and improvements are capitalized. At the time of retirement or other disposition of property, plant, and equipment, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income.

Depreciation and amortization was $1.5 million, $1.8 million, and $4.0 million for the years ended September 30, 2003, 2002 and 2001, respectively.

The principal depreciation and amortization lives used are as follows:

Estimated Description	Useful Lives
Land improvements	10 years
Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 5 years
Furniture and fixtures	3 to 7 years

4. ASSET HELD FOR SALE

Included in asset held for sale in 2002 was land and land improvements with a net book value of approximately $114,000 and buildings and improvements with a net book value of approximately $383,000.

5. DISCONTINUED OPERATIONS

On June 18, 2002, the Company signed an Asset Purchase Agreement to sell substantially all of the assets of Mexico to Electronic Product Integration Corporation (EPI) for $730,000 plus payments of an Earn-out Amount. No such Earn-out amounts were received. In addition, EPI was to pay to the Company commissions based on the net selling price of products shipped to certain former customers. No such commissions were received. Under the terms of a related agreement, the Company and Mexico were also released of all of their lease obligations to the landlord of the Mexican facility. The Company recorded an after-tax loss on the sale of the business of approximately $3.1 million.

Net sales of IEC-Mexico were $0, $10.8 million, and $45.9 million for the years ended September 30, 2003, 2002 and 2001, respectively. These amounts are not included in net sales in the accompanying consolidated statements of operations.

Assets and liabilities of IEC-Mexico to be disposed of consisted of the following at September 30:

	2003	2002
Accounts receivable	$ -	$ 141,075
Other current assets	121,465	206,746
Total current assets	121,465	347,821
Property, plant and equipment, net	-	800,000
Other assets	-	9,166
Total non-current assets	-	809,166
Total assets	121,465	$1,156,987
Accounts payable	$ -	$ 668,232
Accrued payroll and related expenses	-	37,044
Other accrued expenses	216,071	20,222
Total current liabilities	$216,071	$1,425,498
Net assets to be disposed of	$(94,606)	$ (268,511)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. RESTRUCTURING

In June 2002, the Company's Board of Directors approved a restructuring and reduction of workforce plan at its Newark, NY facility. In connection with this restructuring, the Company recorded a $448,000 charge to earnings in fiscal 2002 relating primarily to severance. All remaining charges against the accrual were made by September 30, 2003.

In August 1998, the Company announced its plan to close its underutilized Alabama facility. Due to the pending sale of the facility, a benefit of approximately $240,000 was recorded in fiscal 2002 resulting from the reversal of a previously established restructuring reserve which related to building maintenance costs. The Company recorded charges against the accrual of $85,000 in fiscal 2001.

7. LONG-TERM DEBT:

Long-term debt consists of the following at September 30 (in thousands):

	2003	2002
Senior debt facility	$ -	$ 1,976
Term loans	1,592	420
Vendor term notes	1,075	-
Less - Current portion	(1,277)	(3,128)
	$ 1,390	$ 1,268

As of September 30, 2001, the Company was not in compliance with certain financial covenants under its secured asset-based credit agreement. As of December 21, 2001, the Company's banks waived the non-compliance, amended certain covenants to allow the Company more flexibility and changed the expiration date of the credit agreement. As a result of the January 1, 2003 amendment, the expiration date of the credit agreement was January 17, 2003.

As last amended, the credit agreement provided for a revolving credit facility component of $1.0 million. The interest rate on the revolving credit facility was increased at the time of the various amendments and on September 30, 2002 was prime rate plus 3.50%.

The second component of the credit facility consisted of a $10 million three-year term loan with monthly principal installments based on a five-year amortization which began in April 2000. The interest rate on the term loan facility was increased at the time of the various amendments and at September 30, 2002 was prime rate plus 4.00%.

At September 30, 2002, $3.6 million was outstanding, consisting of $1.1 million and $2.5 million relating to the revolving credit facility and term loan, respectively, with an additional $403,000 available under the revolving credit facility.

On January 14, 2003, IEC completed a new $7,300,000 financing composed of a $5,000,000 Senior Secured Facility with Keltic Financial Partners LLP ("Keltic"), a $2,200,000 Secured Term Loan with SunTrust Bank ("SunTrust") and a $100,000 infusion by certain of the IEC directors. The Keltic Facility, which has a 3 year maturity, bears interest at the rate of prime plus 6%. It involves a revolving line of credit for up to $3,850,000 based upon advances on eligible accounts receivable and inventory, a term loan of $600,000, secured by machinery and equipment, to be amortized over a 36 month period and a term loan of $550,000 which was paid in full upon the sale of the facility in February 2003. The SunTrust Term Loan is secured by the assignment of a certain promissory note and a first mortgage on the IEC plant in Newark, New York. It is payable with interest at prime plus 1.5% in monthly installments over a period of 3 years. The prime rate at September 30, 2003 was 4.0%.

$0, $467,000, and $1,125,000 were outstanding at September 30, 2003 under the revolving line of credit with Keltic, the term loan with Keltic and the SunTrust loan, respectively.

The Keltic and Suntrust loan agreements contain various affirmative and negative covenants including, among other, limitations on the amount available under the revolving line of credit relative to the borrowing base, capital expenditures, fixed charge coverage ratios, and minimum earnings before interest, taxes, depreciation and amortization (EBITDA). In connection with the financing the Company entered into agreement with certain of its trade creditors providing for extended payment terms on past due balances.

Aggregate debt maturities over the next five years and thereafter are as follows (in thousands):

2004	$1,277
2005	918
2006	391
2007	67
2008	14
Total	$2,667

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES:

The provision for (benefit from) income taxes in fiscal 2003, 2002 and 2001 is summarized as follows (in thousands):

	2003	2002	2001
Current			
Federal	$ -	$ -	$ -
State/Other	(10)	-	21
Deferred			
Federal	(188)	-	-
State/Other	(62)	-	-
(Benefit from) provision for income taxes, net	$ (260)	-	21

The components of the deferred tax asset (liability) at September 30 are as follows (in thousands):

	2003	2002	2001
Net operating loss and AMT credit carryovers	$15,614	$ 14,858	$ 8,167
Asset impairment loss	1,688	1,688	-
Accelerated depreciation	(1,397)	(1,067)	(1,255)
New York State investment tax credits	3,237	3,237	3,435
Compensated absences	91	119	293
Inventories	90	985	3,609
Receivables	26	151	323
Restructuring reserve	48	470	711
Other	489	666	41
	19,886	21,107	16,354
Valuation allowance	(19,636)	(21,107)	(16,354)
	$ 250	$ -	$ -

The Company has a net operating loss carryforward of $45.2 million (expiring in years through 2023). The Company has available approximately $4.9 million in New York State investment tax credits (expiring in years through 2017).

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the deferred tax assets, net of the valuation allowance, at September 30, 2003 to be realized as a result of the reversal of existing taxable temporary differences.

The differences between the effective tax rates and the statutory federal income tax rates for fiscal years 2003, 2002 and 2001 are summarized as follows:

	2003	2002	2001
Federal Tax (Benefit) at statutory rates	34.0%	(34.0)%	(34.0)%
Goodwill adjustments	-	-	1.5
Provision for state taxes, net of Federal Benefit	5.0	-	-
Life Insurance	-	-	(8.5)
Other	0.1	1.8	0.2
Utilization of NOL Carryforwards	(39.0)	-	-
Valuation Allowance	(12.1)	33.9	39.2
	(12.1)%	-%	-%

9. SHAREHOLDERS' EQUITY:

Stock-Based Compensation Plans

In December 2001, the Board of Directors authorized the 2001 Stock Option and Incentive Plan, reserving 1,500,000 shares of common stock for issuance to directors, officers, consultants or independent contractors providing services to the Company and key employees. This plan superceded a similar plan that was adopted in 1993. The option price for incentive options must be at least 100 percent of the fair market value at date of grant, or if the holder owns more than 10 percent of total common stock outstanding at the date of grant, then not less than 110 percent of the fair market value at the date of grant. The Plan was approved by shareholders in February 2002. In conjunction with the approval of this plan, no further grants will be made under the 1993 SOP and the 1993 SOP was terminated. Stock options issued under the 2001 plan terminate five years from date of grant.

Generally, incentive stock options granted during the period between July 1995 through September 2003 vest in increments of 25 percent. Nonqualified stock options granted during fiscal years 1999 to 2003 vest in increments of 33 1/3 percent.

Changes in the status of options under the SOP at September 30, are summarized as follows:

September 30,	Shares Under Option	Weighted Average Exercise Price	Available for Grant	Exercisable
2000	872,375	5.78	436,625	490,917
Options granted	493,450	1.33		
Options exercised	-	-		
Options forfeited	(303,125)	7.68		
2001	1,062,700	3.17	246,300	414,226
Options authorized			1,500,000	
Options terminated			(246,300)	
Options granted	338,250	0.07		
Options exercised	-	-		
Options forfeited	(530,100)	2.68		
2002	870,850	2.27	1,171,250	362,283
Options granted	643,200	0.61		
Options exercised	(34,500)	0.17		
Options forfeited	(168,750)	4.26		
2003	1,310,800		242,916	649,908

The following table summarizes information about stock options outstanding as of September 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at Sept. 30, 2003	Weighted Ave. Remaining Contractual Life	Weighted Ave. Exercise Price	Number Exercisable at Sept. 30, 2003	Weighted Ave. Exercise Price
$ 0.070 - $ 0.090	431,500	3.947	$ 0.076	326,083	$ 0.074
$ 0.200 - $ 0.210	0,000	5.602	$ 0.206	20,000	$ 0.203
$ 0.400	85,700	6.526	$ 0.400	-	$ -
$ 0.520 - $ 0.730	37,000	5.420	$ 0.619	9,875	$ 0.540
$ 0.950	335,000	5.390	$ 0.950	-	$ -
$ 1.313 - $ 1.500	137,000	3.314	$ 1.418	112,000	$ 1.442
$ 1.625 - $ 1.875	65,500	3.969	$ 1.646	34,750	$ 1.655
$ 2.500 - $ 3.875	40,100	2.416	$ 3.637	38,200	$ 3.656
$ 6.25	86,000	0.082	$ 6.250	86,000	$ 6.250
$ 9.75	23,000	0.625	$ 9.750	23,000	$ 9.750
	1,310,800			649,908	

The weighted average fair value of options granted during fiscal 2003, 2002 and 2001 was $0.14, $0.05 and $0.97, respectively. The fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.30 percent, 4.40 percent and 5.19 percent, for fiscal 2003, 2002 and 2001, respectively; volatility of 76.55 percent, 57.68 percent and 78.76 percent for fiscal 2003, 2002 and 2001, respectively; and expected option life of 6.5 years, 5.0 years and 6.7 years for fiscal 2003, 2002 and 2001, respectively. The dividend yield was 0 percent. Forfeitures are recognized as they occur.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and the disclosure only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the Company recognized compensation cost based upon the fair value at the date of grant for awards under its plans consistent with the methodology prescribed by SFAS No. 123, net income (loss) and net income (loss) per common and common equivalent share would have been as follows for years ended September 30 (in thousands, except per share data):

	2003 As Reported	2003 Pro Forma	2002 As Reported	2002 Pro Forma	2001 As Reported	2001 Pro Forma
Net income (loss)	$ 2,597	$ 2,539	$(10,979)	$(10,940)	$(29,272)	$(29,503)
Net income (loss) per common and common equivalent share:						
Basic	$ 0.33	$ 0.32	$ (1.43)	$ (1.42)	$ (3.83)	$ (3.86)
Diluted	$ 0.31	$ 0.29	$ (1.43)	$ (1.42)	$ (3.83)	$ (3.86)

Because the SFAS No. 123 method of accounting had not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Treasury Stock

The treasury balance is 573 shares with a book value of $11,000.

10. MAJOR CUSTOMERS AND CREDIT RISK CONCENTRATIONS:

Financial instruments which potentially subject the Company to concentrations of a significant credit risk consist primarily of cash, cash equivalents, and trade accounts receivable. The Company has concentrations of credit risk due to sales to its major customers.

The Company's revenues are derived primarily from sales to customers in the industrial and telecommunications industries and are concentrated among specific companies. For the fiscal year ended September 30, 2003, two customers accounted for 55 percent and 32 percent of the Company's net sales. For the fiscal year ended September 30, 2002, two customers accounted for 44 percent and 23 percent of the Company's net sales. For the fiscal year ended September 30, 2001, four customers accounted for 18 percent, 17 percent, 15 percent and 14 percent of the Company's net sales.

At September 30, 2003, amounts due from two customers represented 34 percent and 32 percent of trade accounts receivable. At September 30, 2002, amounts due from three customers represented 34 percent, 26 percent and 20 percent of trade accounts receivable. The Company performs ongoing credit evaluations of its customers' financial positions and generally does not require collateral.

11. COMMITMENTS AND CONTINGENCIES:

Lease Commitments

Effective March 28, 2001, the Company exercised a five-year lease agreement with a five-year renewal option at the Reynosa facility. In June 2002, in conjunction with the sale of IEC-Mexico, IEC and IEC-Mexico were released of all their lease obligations related to the Mexican facility.

Rental expense for the Mexico facility was $0, $54,000, and $465,000 for fiscal 2003, 2002 and 2001, respectively. These amounts are included in discontinued operations.

As of September 30, 2003, the Company was obligated under non-cancelable operating leases, primarily for manufacturing and office equipment. These leases generally contain rental options and provisions for payment of the lease for executory costs (taxes, maintenance and insurance). Rental expenses on equipment were $187,000, $352,000, and $178,000 for fiscal 2003, 2002 and 2001, respectively.

Litigation

An action was commenced in United States District Court for the Southern Division of Texas against IEC and several other corporate defendants, on August 12,2002. The plaintiffs allege a "toxic tort" action against the defendants, for exposure to lead, lead dust, chemicals and other substances used in the manufacture of products by various defendants. The essence of the complaint relates to alleged "in utero" exposure to the circulatory system of the then unborn children, resulting in alleged tissue toxicity through the mothers, causing damage to the central nervous system, brain and other organs of the fetus. The complaint alleges theories of negligence, gross negligence, strict liability, breach of warranty and fraud/negligent misrepresentation, and claims unspecified damages for pain and suffering, a variety of special damages, punitive damages and attorneys' fees. Royal & Sunalliance Insurance Company has agreed to provide a defense of the claims with a reservation of rights, but has expressly excluded any coverage for the claim for punitive damages. The Company has denied liability and the case is still in the discovery phase. A trial is tentatively scheduled for March 2004.

On August 13, 2003 an action was commenced by General Electric Company ("GE"), in the state of Connecticut against IEC and Vishay Intertechnology, Inc. The action alleges causes of action for breach of a manufacturing services contract which had an initial value of $4.4 million, breach of express warranty, breach of implied warranty and a violation of the Connecticut Unfair Trade Practices Act. Vishay supplied a component that IEC used to assemble printed circuit boards for GE that GE contends failed to function properly requiring a product recall. GE claims damages "in excess of $15,000" plus interest and attorneys' fees. IEC has made a motion to dismiss the action in Connecticut for lack of jurisdiction and the motion is pending. The position of the Company is that the contract with GE was substantially completed and that it has meritorious defenses and a cross claim against Vishay.

12. RETIREMENT PLAN:

The Company has a retirement savings plan, established pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. This plan is for the exclusive benefit of its eligible employees and beneficiaries. Eligible employees may elect to contribute a portion of their compensation each year to the plan. Effective June 1, 1998, The Board of Directors approved a change in the employer match from 33 percent of the amount contributed by participant to 100 percent of the first 3 percent of employee contributions, and 50 percent of the next 3 percent of employee contributions. The match is discretionary and was suspended indefinitely as of October 1, 2001. There was no matching contribution made for fiscal 2002 or 2003. The matching Company contribution was approximately $608,000 for the year ended September 30, 2001. The plan also allows the Company to make an annual discretionary contribution determined by the Board of Directors. There were no discretionary contributions for fiscal 2003, 2002, or 2001.

13. SUBSEQUENT EVENTS:

There have been no material subsequent events.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
IEC Electronics Corp.
Newark, New York

We have audited the accompanying consolidated balance sheets of IEC Electronics Corp. (a Delaware corporation) and subsidiaries as of September 30, 2003 and 2002, and the related consolidated statements of operations, comprehensive income and shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IEC Electronics Corp. and subsidiaries as of September 30, 2003 and 2002 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial statements for the year ended September 30, 2001 were audited by other auditors who have ceased operations whose report dated November 16, 2001 (except with respect to the matter discussed in Notes 1 and 5, as to which the date was January 11, 2002), on those statements included an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

Rotenberg & Co., LLP

Rochester, New York
October 21, 2003

IEC electronics corp.

BOARD OF DIRECTORS

David J. Beaubien
Director and Chairman of Yankee Environmental Systems, Inc.

W. Barry Gilbert
Chairman of the Board and Acting Chief Executive Officer;
Retired President Thermal Management Group of Bowthorpe Plc. of Crawley, West Sussex, England.

Robert P.B. Kidd
Retired President
Blue Water Insurance, Inc.

Eben S. Moulton
President
Seacoast Capital Corporation

Dermott O'Flanagan
Private Investor
Former President
Dovatron International

James C. Rowe
President
Rowe and Company LLC

Justin L. Vigdor
Senior Counsel
Boylan, Brown, Code, Vigdor and Wilson, LLP

OFFICERS

W. Barry Gilbert
Chairman of the Board and Acting Chief Executive Officer

Bill R. Anderson
Vice President and
Chief Operating Officer

Brian H. Davis
Vice President, Chief Financial Officer and Controller

Martin S. Weingarten
Corporate Secretary

Cautionary Statement/10-K Reports
In an effort to give investors a wellrounded view of trends and future opportunities, this report includes several forward-looking statements. Caution is advised in assessing these as they necessarily involve substantial uncertainty. Our 10-K report discusses these risks in greater detail including sections on timing of orders and shipments, availability of materials, product mix and general market conditions. 10-K reports are readily available on-line at www.sec.gov or by writing Brian H. Davis, CFO.

IEC Electronics Corp.
105 Norton Street
P.O. Box 271
Newark, NY 14513-0271
Telephone: (315) 331-7742

INVESTOR INFORMATION

Annual Meeting
9:00 AM, Wednesday, January 21, 2004
at IEC, 105 Norton Street, Newark, NY

Change of Address, Lost Certificates and Ownership Transfers
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
-or-
85 Challenger Road
Ridgefield, NJ 07660
Telephone: (800) 851-9677
TDD for Hearing Impaired:
(800) 231-5469
Foreign Shareholders: (201) 329-8660
TDD Foreign Shareholders:
(201) 329-8354
www.melloninvestor.com

Stock Market
Shares trade on the Over the Counter Bulletin Board under the symbol IECE.OB

Independent Accountants
Rotenberg and Co. LLP
1870 Winton Road South
Suite 200
Rochester, NY 14618

Legal Counsel
Boylan, Brown, Code, Vigdor and Wilson, LLP
2400 Chase Square
Rochester, NY 14604-1915

Investor Relations
Brian H. Davis
Chief Financial Officer
IEC Electronics Corp.